

Mail Stop 3233

April 18, 2018

<u>Via E-mail</u>
James W. Korth
Chief Executive Officer
Korth Direct Mortgage, LLC
2937 SW 27th Avenue, Suite 307
Miami, FL 33133

> **Re:** **Korth Direct Mortgage, LLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 9, 2018**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 12, 2018**
> **File No. 333-223135**

Dear Mr. Korth:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 5, 2018 letter.

General

1.   We note your response to comment 1 and that you plan to make updated borrower profit and loss information available on your website as certain loans become less significant to your entire portfolio. Please note that we will consider the propriety of excluding financial information from your filings when it becomes applicable.

Risk Factors, page 7

2.   We note your response to comment 6 and the revised disclosure on page 13. We continue to believe that you should revise to quantify the percentage of annual lease

revenue for the warehouse property subject to the CM Loan that is scheduled to expire by 2020, which is prior to the maturity date of the CM Loan. Please revise accordingly.

KDM CM Loan History, page 19

3.   We note your response to comment 8 and the revised disclosure on page 19. Please revise the table on page 19 to clarify, if true, that the listed ratings are your internal KDM ratings or otherwise identify the source of the ratings.

Current Lease Terms, page 23

4.   We note your disclosure that the current vacancy rate is 0% and the chart on page 23 indicates that 100% of "% of Total Space" is leased. We further note that Walgreens is requesting additional 87,000 square feet starting in August 2018. Please revise to clarify whether "% of Total Space" is the total leasable area, and, if so, how the borrower will be able to provide additional square feet to Walgreens in August 2018. In addition, please revise to clarify what you mean by "Unbillable Space."

Borrower Provided Profit and Loss Statement, page 25

5.   Please confirm that the borrower information includes all revenue and expenses for the period presented.

KDM Rating of the CM Loan, page 27

6.   We note your response to comment 15. We continue to believe that you should revise your risk factor disclosure to clarify that the CM Loan to Value score is based on unaudited financials provided by the borrower. Please revise accordingly.

Descriptions of the Notes page 28

7.   We note your response to comment 16. Please revise your disclosure to provide a brief description of all your outstanding notes, including KDM2018-N002PP.

Financial Condition for the Year Ended December 31, 2017

8.   We note that the income statement presented for KDM 2017-001 contains significant differences in both the amounts and types of expenses presented in your DSCR calculation contained within your Form S-1 that registered the notes associated with that loan. Please explain the differences and confirm that the borrower information in this document includes all revenues and expenses of the borrower for the period presented.

9.   You indicated previously that on an annual basis you would provide certain information related to outstanding loans, including an updated debt service coverage ratio. This information does not appear to be included in your filing. Please tell us whether you

intend to provide this information in future filings.

10. Please confirm that the borrower information you have included for KDM 2017-002 includes all revenue and expenses for the period presented.

  You may contact Paul Cline, Staff Accountant, at 202-551-3851 or Eric McPhee, Staff Accountant, at 202-551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Staff Attorney, at 202-551-3207 or me at 202-551-3401 with any other questions.

       Sincerely,

       /s/ Jennifer Gowetski

       Jennifer Gowetski
       Senior Counsel
       Office of Real Estate and
       Commodities

cc: Holly MacDonald-Korth